SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 4

HEARTLAND EXPRESS, INC
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Lawrence D. Crouse
P.O. Box 480
Burke, SD 57523
Telephone:  (605) 775-3020
Facsimile:  (605) 775-2086
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Lawrence D. Crouse, individually and as trustee of the 2005 Gerdin Children's Trust, 2007 Gerdin Heartland Trust, and 2009 Gerdin Heartland Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

11,499,902 (1)
	8.	Shared Voting Power

97,752 (2)
	9.	Sole Dispositive Power

9,563,626 (3)
	10.	Shared Dispositive Power

97,752 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,597,654 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

13.8% (4)
14.	Type of Reporting Person (See Instructions)

IN
_____________________

CUSIP NO.:  422347 10 4

(1)
Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse, (ii) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP; (iii) 2,043,372 shares owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee; (iv) 2,669,951 shares owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (v) 4,802,738 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

(2)
Comprised of 97,752 shares of Common Stock owned by trusts for the benefit of the grandchildren of Ann Gerdin over which Mr. Crouse serves as co-trustee and has shared voting and dispositive power with respect to each trust.

(3)
Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse; (ii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee; (iii) 2,669,951 shares of Common Stock owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (iv) 4,802,738 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

(4)	Based on 84,115,042 shares of Common Stock outstanding as of December 18, 2015.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.        Identity and Background.
(a)    This Statement is being filed on behalf of Lawrence D. Crouse.
(b)    The business address of the Mr. Crouse is P. O. Box 480, Burke, South Dakota 57523.
(c)    The principal occupation of Mr. Crouse is independent business owner. Mr. Crouse serves as a director of the Issuer.
(d) - (e)    During the last five years, Mr. Crouse has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Crouse is a citizen of the United States of America.
Item 3.        Source and Amount of Funds or Other Consideration.
Mr. Crouse serves as either trustee, co-trustee, or voting trustee of various trusts established for the benefit of the family of Ann S. Gerdin as set forth in Item 5(a).

By virtue of his position as trustee, co-trustee, or voting trustee, Mr. Crouse is deemed to have beneficial ownership over an aggregate of 11,597,654 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Mr. Crouse does not have a pecuniary interest in any shares deemed to be beneficially owned by him solely by virtue of his position as trustee, co-trustee, or voting trustee.

Based on his current beneficial ownership of shares of Common Stock, Mr. Crouse has an obligation to file this Schedule 13D.

Item 4.        Purpose of Transaction.
    The transactions described in Item 3 were made in conjunction with estate planning for Ann S. Gerdin.

Mr. Crouse may from time to time use his personal funds to purchase Common Stock for investment purposes. Mr. Crouse intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the shares of Common Stock for which he has voting power as trustee or co-trustee. In addition, Mr. Crouse is a director of the Issuer and, as a result, in the ordinary course may take actions to influence management, business, and affairs of the Issuer.

Mr. Crouse does not have any present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
(a)     As of December 18, 2015, there were 84,115,042 shares of Common Stock outstanding (excluding 102,574 shares of unvested restricted stock). As of the date hereof, Mr. Crouse is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 11,597,654 shares of Common Stock, representing approximately 13.8% of the issued and outstanding shares of Common Stock. The shares of Common Stock deemed to be beneficially owned by Mr. Crouse consist of (i) 47,565 shares of Common Stock owned by Mr. Crouse personally; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates owned by Gerdin Family Investments, LP; (iii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children's Trust; (iv) 2,669,951 shares of Common Stock owned by the 2007 Gerdin Heartland Trust; (v) 4,802,738 shares of Common Stock owned by the 2009 Gerdin Heartland Trust; and (vi) 97,752 shares of common stock owned by twelve trusts for the benefit of the Gerdin grandchildren for which Mr. Crouse serves as co-trustee.

(b)    Mr. Crouse has the sole power to vote 11,499,902 shares of Common Stock for which beneficial ownership is reported(1). Mr. Crouse has the sole power to dispose of 9,563,626 shares of Common Stock for which beneficial ownership is reported(2). Mr. Crouse has shared power to vote and dispose of 97,752 of shares of Common Stock for which beneficial ownership is reported(3).

(c) Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D, whichever is less:

The following transaction with respect to shares of Common Stock was effected by the reporting person during the past 60 days.
On December 18, 2015, a remainder interest of 2,107,282 shares of Common Stock was distributed from the Ann S. Gerdin 2008 Grantor Retained Annuity Trust V to the 2007 Gerdin Heartland Trust. Mr. Crouse serves as trustee of the 2007 Gerdin Heartland Trust and has voting and dispositive power with respect to this trust but does not have any pecuniary interest in the shares of Common Stock held by the trust.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Mr. Crouse and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

None.

1 Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP; (iii) 2,043,372 shares owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee; (iv) 2,669,951 shares of Common Stock owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (v) 4,802,738 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

2 Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse; (ii) 2,043,372 shares owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee; (iii) 2,669,951 shares of Common Stock owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (iv) 4,802,738 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

[3] Comprised of 97,752 shares of Common Stock owned by trusts for the benefit of the grandchildren of Ann Gerdin over which Mr. Crouse serves as co-trustee and has shared voting and dispositive power with respect to each trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Lawrence D. Crouse, individually and as trustee of the 2005 Gerdin Children's Trust, 2007 Gerdin Heartland Trust, and 2009 Gerdin Heartland Trust

/s/ Lawrence D. Crouse, by Thomas Hill, pursuant to POA on file

Dated: December 21, 2015